

September 9, 2010

Mr. Clayton Gamber
Chief Executive Officer
AvStar Aviation Group, Inc.
3600 Gessner, Suite 220
Houston, Texas 77063

> **Re:** **AvStar Aviation Group, Inc.**
> **Form 10-K and Form 10-K/A**
> **File No. 000-30503**

Dear Mr. Gamber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Management's Discussion and Analysis
General, page 16

1. You state that you have changed the direction of your business away from the exploration and development of oil and natural gas reserves, and will now concentrate on acquiring and developing aviation related businesses. Please clearly explain your intentions with regard to the oil and gas business, including whether you will be disposing of any related assets, and whether you will exit the oil and gas business completely.

Critical Accounting Policies and Estimates, page 17

2. As most of your revenues in the current year were generated from the aviation MRO business, please significantly revise your disclosure to explain your accounting policies, including revenue recognition, related to that business. We may have further comments upon review of your revised disclosures.

Comparison of the Year Ended Dec. 31, 2009 to Year Ended Dec. 31, 2008, page 18

3. Based on your operating results for 2009, please expand your discussion of the aviation MRO business and its operations and results. As it appears that the aviation business is most material to the company at this point, discussions related to this aspect of your business should be given prominence. Your disclosure should include a discussion of any known trends or events, and how you expect those trends to impact future results, including any reasons why historical results may not be indicative of future results. For example, on pages 3 and 4, you describe events which resulted in the business moving from California to Florida in 2010. Please include a discussion of such events and their anticipated impact on future results.

4. In addition, we note from your disclosure on page F-12 that you have working interests in two wells. Revise your disclosure to describe in detail the current state of the oil and gas business and your intentions for this business going forward.

Liquidity and Capital Resources, page 19

5. Please revise your disclosure to discuss the fact that your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

6. In addition, we note you have a significant working capital deficit as of Dec. 31, 2009. Please revise your disclosure to discuss this working capital deficit.

7. Please explain how the related party debt of $607,271 described in your disclosure corresponds to the amount on your balance sheet of $659,771 and revise your discussion to clarify.

Report of Independent Registered Public Accounting Firm, page F-1

8. Please advise your independent accountant that the titles of the financial statements identified in the scope paragraph should be consistent with the titles of the historical financial statements. Specifically, we refer to the Balance Sheet on page F-2 and the Consolidated Statement of Stockholders' Deficit on page F-4. Please revise, as appropriate.

Balance Sheet, page F-2

9. In accordance with Regulation S-X, Rule 8-02, Smaller Reporting Companies are required to present an audited balance sheet as of the end of each of the two most recent fiscal years. Please amend your document to include the appropriate financial statements.

10. In this regard, all notes related to balance sheet items should be similarly revised to present analysis for the two most recent fiscal years.

11. Based on your disclosure on page 19, it appears that $607,271 of the amount shown as long term debt to related parties became due on December 31, 2008. It appears that any amount currently due should be classified as a current liability, even if demand for

payment is not expected. In this regard, we would expect to see appropriate disclosure in the footnotes to the financial statements. Please revise accordingly or advise.

Consolidated Statements of Operations, page F-3

12. We note that you appear to be combining the results of operations of your previous business in oil and gas with your current aviation business. You state that you are focusing your efforts on acquiring and developing aviation businesses.   Please explain why the oil and gas activities have not been reported as discontinued operations, including how you considered ASC 205-20-45 in reaching your conclusion, or revise your presentation accordingly.

13. Please revise to present the expense related to share based payment arrangements in the same line or lines as cash compensation paid to the same employees. We will not object if you elect to disclose the amount of expense related to share-based payment arrangements included in specific line items of the financial statements. Your attention is directed to SAB Topic 14-F for guidance.

Consolidated Statement of Stockholders' Deficit, page F-4

14. On page F-5, the statement shows a net loss during 2008 of $(330,555) which does not correspond to the net loss for that period per your statement of operations on page F-3. Please revise for consistency.

Consolidated Statements of Cash Flows, page F-6

15. The net loss on your statement of cash flows does not match that which is presented on page F-3. Please revise for consistency.

Note 1 – Organization and Significant Accounting Policies, page F-7

16. We note your disclosures related to accounting policies for the oil and gas producing business. However, please revise to include disclosure related to the significant accounting policies for the aviation business as well.

Organization, page F-7

17. We note that in February 2009, you entered into a share exchange agreement with Avstar Aviation Services for the acquisition of San Diego Airmotive. Please provide a detailed description of this transaction, including all assets acquired, liabilities assumed, and your accounting for this transaction.

18. We note your balance sheet on page F-2 contains an asset captioned as "Investment in Subsidiary". Please explain the nature of this investment, the subsidiary to which it refers and your accounting treatment of this investment. We may have further comment upon review of your response.

19. We note that the acquisition date of the exchange agreement with AvStar was February 20, 2009. Please identify the acquirer in this transaction and provide your analysis in

support of your conclusion. Address each of the pertinent facts and circumstances identified in SFAS 141(R), paragraphs A10 to A14 of Appendix A. Paragraph A12 should be addressed on an item by item basis. We may have further comments upon review of your response and/or any resulting revisions to the financial statements.

20. Explain to us how you complied with Rule 8-04 of Regulation S-X in connection with each of your acquisitions through the current date. We may have further comments upon review of your response.

Recently Issued Accounting Pronouncements, page F-8
21. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards herein and throughout the document accordingly.

22. In this regard, your disclosure should be updated to detail recently issued pronouncements. It appears that most of your disclosure is outdated. For example, reference is made to your discussion of SFAS 141(R) on page F-9 which states that the Company will only be impacted "if it elects to enter into a business combination subsequent to December 31, 2008." Please revise hereon and within your interim filings.

Note 7. Stockholders' Equity, page F-13
23. We note your disclosure that one million shares of preferred stock were issued in February 2009 to AvStar Aviation Services. Please explain where those shares are reflected in the statement of stockholders' deficit on page F-4.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
24. Disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

25. In the second paragraph, you refer to management's assessment that internal controls over financial reporting were ineffective as of December 31, 2009. However, this appears to conflict with your assessment on the following page. Please revise for consistency and to ensure that your disclosures regarding your assessment of disclosure controls and procedures are separate from your assessment of internal controls over financial reporting.

26. We note your statement that a control system, cannot provide absolute assurance that the objectives of the internal control system are met. Please revise to state clearly, if true,

that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Management's Annual Report on Internal Control over Financial Reporting

27. We note your statement that management has concluded the internal controls currently in place are adequate based on the conclusion that there were no year-end adjustments. As it does not appear you have used appropriate criteria on which to base your assessment of internal controls over financial reporting, we refer you to Section II.B.3 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please revise to disclose your officers' assessment as either effective or not effective regarding your internal controls over financial reporting based on the appropriate criteria for evaluating such controls.

28. In light of the significance of the comments issued on this filing, including the deficiencies regarding the presentation of the appropriate periods of the financial statements, it is unclear how you have reached a conclusion that internal controls over financial reporting are adequate or effective. Please explain whether you have re-evaluated your assessments of disclosure controls and procedures, and internal controls over financial reporting, as of Dec. 31, 2009. Revise your disclosures for each as appropriate.

29. It was noted that page 12 contains a risk factor related to your compliance with Section 404 of the Sarbanes Oxley Act of 2002. Your response to our comments above may require you to revise this related disclosure within risk factors. Please revise as appropriate.

Form 10-Q for the Quarter Ended June 30, 2010
Balance Sheet, page 2

30. The balance sheet for December 31, 2009 agrees with the balance sheet filed in your Form 10-K/A as filed on June 16, 2010. However, it does not agree with the balance sheet for December 31, 2009 in your Form 10-Q for the period ended March 31, 2010. Please revise your documents as appropriate.

31. In addition, it appears that the amounts for credit card payable and accrued interest payable to related parties match exactly between periods. If this is related to the same item, the amounts should be consistently classified between periods. Please advise and revise as appropriate.

Consolidated Statements of Operations, page 3

32. You appear to have more line item titles than balances in your income statement. For example, the line item titled "Lease operating expense" appears to be unrelated to any costs or expense during the periods for which statements of operations have been presented. Please delete any line items for which no balances appear for any of the periods presented. The current presentation is confusing.

33. You appear to have incurred a very significant expense labeled "Forbearance." Please explain to us what this item represents and tell us how it is classified in your Form 10-Q for the period ended March 31, 2010.

34. Your income statement appears to end with "Loss from operations." That is, your filed document does not appear to contain a complete income statement. Please revise to correct this matter.

Note 5. Recent Events, page 9

35. We note your disclosure regarding the transaction which took place on April 8, 2010 between you, Twin Air Calypso Services and MAMCO. Explain in detail the transaction, including the pre-acquisition owners of each of the entities, a schedule of all assets and liabilities acquired, the valuation technique used for the transaction, all cash, stock and/or notes exchanged with a related payment schedule, and a detailed explanation of how you accounted for the transaction, citing the specific the financial statements accounts effected. In this regard, please address the "gain on acquisition" included on page 4 in your explanation. Address the August 19, 2010 transaction separately and in detail, as well. We may have additional comments upon review of your response.

General

36. Your Forms 10-Q should be revised to comply with our above comments issued with respect to your Form 10-K, as applicable. We will have significant additional comments upon review of your responses and revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief